Fax

RECEIVED

2008 APR 22 A 9: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 21.04.2008

From: Liberty International PLC

Headline: Directorate change

08002064

SUPPL

PROCESSED

APR 24 2008

THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dw 4/23

Directorate change

Liberty International PLC

Director Appointment and Declaration

Following an announcement made on 6 March 2008, Liberty International PLC is pleased to confirm that Mr Ian Durant has been formally appointed as Finance Director of Liberty International PLC with effect from 21 April 2008.

Mr Durant has notified the Company that on his appointment he had no interests in the ordinary shares of the Company.

Directorships of publicly quoted companies in the past five years:

Current Directorship:

Greene King PLC

Past Directorships:

Westbury plc

Thistle Hotels plc

Voluntary arrangements:

Mr Durant was a director of SeaContainers Services Limited, a subsidiary of SeaContainers Limited, which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on 15 October 2006. He resigned as a director of SeaContainers Services Limited on 1 June 2007.

Mr Durant has confirmed that there is no further information to be disclosed in accordance with Listing Rule 9.6.13.

Enquiries:
Susan Folger   Company Secretary, Liberty International PLC   + 44 207 887 7073
21 April 2008

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Fax

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 22.04.2008

From: Liberty International PLC

Headline: Exchange Rate for 2007 Final Dividend

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Exchange Rate for 2007 Final Dividend

EXCHANGE RATE FOR 2007 FINAL DIVIDEND PAYABLE TO SHAREHOLDERS ON THE SOUTH AFRICAN REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2007 final dividend of 17.6 pence per ordinary share to be paid on 28 May 2008, to shareholders registered on 9 May 2008, will be 15.311 ZAR to 1 GBP.

On this basis, shareholders who hold their shares via the South African register will receive a dividend of 269.4736 ZA cents per ordinary share.

22 April 2008

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END